UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Spark Networks, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value Per Share
(Title of Class of Securities)

84651P100
(CUSIP Number)
Richard A. Silberberg Moab Capital Partners, LLC 15 East 62nd Street New York, NY 10065 (212) 981-2645
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 616900106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Moab Capital Partners, LLC 20-4093001
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	|_|
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene- ficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,575,811
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,575,811
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,575,811
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
13.	Percent of Class Represented by Amount in Row (11) 6.0%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 616900106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Moab Partners, LP 20-4092810
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	|_|
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene- ficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,575,811
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,575,811
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,575,811
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
13.	Percent of Class Represented by Amount in Row (11) 6.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 616900106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael M. Rothenberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	|_|
6.	Citizenship or Place of Organization United States of America
Number of Shares Bene- ficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,575,811
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,575,811
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,575,811
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
13.	Percent of Class Represented by Amount in Row (11) 6.0%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 616900106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David A. Sackler
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	|_|
6.	Citizenship or Place of Organization United States of America
Number of Shares Bene- ficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,575,811
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,575,811
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,575,811
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
13.	Percent of Class Represented by Amount in Row (11) 6.0%
14.	Type of Reporting Person (See Instructions) IN, HC

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the Common Shares, $0.001 par value (the “Shares”), of Spark Networks, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 8383 Wilshire Boulevard, Suite 800, Beverly Hills, California, 90211.

Item 2.	Identity and Background

(a)
This Amendment is being filed on behalf of Moab Capital Partners, LLC (“Moab LLC”); Moab Partners, L.P. (“Moab L.P.”); Mr. Michael M. Rothenberg and Mr. David A Sackler (collectively, the “Reporting Persons”, and each, a “Reporting Person”).

	(b)	The address of each Reporting Person is 15 East 62nd Street, New York, NY 10065.

	(c)	(i) The principal business of Moab LLC is to act as the investment manager for Moab, L.P. and its affiliated private investment funds.
(ii) The principal business of Moab L.P. is investing in event-driven securities, often as an activist shareholder or bondholder.
(iii) The principal occupation of each of Messrs. Rothenberg and Sackler is managing member of Moab LLC.

	(d)	None.

	(e)	None.

	(f)	(i) Moab LLC is a Delaware limited liability company.
(ii) Moab L.P. is a Delaware limited partnership.
(iii) Messrs. Rothenberg and Sackler are each United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

Moab L.P. expended approximately $6,734,313 (excluding commissions) of its investment capital to acquire the Shares it holds.

Moab L.P. effects purchases of securities primarily through margin accounts maintained with Bear, Stearns Securities Corp., which may extend margin credit to Moab L.P. as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account.

Item 4.	Purpose of Transaction

The purpose of the acquisition of the Shares was and is for investment purposes, and the acquisitions of the Shares by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.  Subject to market conditions and other factors, the Reporting Persons may purchase additional Shares, maintain their present ownership of Shares or sell some or all of the Shares.

All information and opinions herein are the sole views of the Reporting Persons as of January 8, 2008.

The Reporting Persons reiterate their opinions set forth in Item 4 of Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on December 3, 2007.

Furthermore the Reporting Persons wish to express their concerns regarding estimates of value by unnamed “analysts” quoted in the New York Times on January 4, 2008 in an article regarding the Issuer titled “Parent of Dating Sites Looks for a Match”.  A sale of the Issuer at the target value amount mentioned in the article of $185 million (equal to slightly over $7.00 per share) would be inadequate and not supported by the Reporting Persons.

The Issuer reported adjusted EBITDA (excluding one time costs and share based compensation expense) in the third quarter of 2007 of $4.8 million and ended the quarter with an increase in subscribers on its most expensive and highest margin site, JDate.com.  The Issuer accomplished these strong results while increasing prices and promoting longer term memberships, the results of which were not fully reflected in the third quarter.  Annualizing the third quarter adjusted EBITDA, giving no credit to seasonality, continued contribution growth from JDate.com or potential savings in General and Administrative expenses (which would be further enhanced in a sale of the Issuer), the Reporting Persons believe the article’s target amount of $185 million represents a price-to-earnings (P/E) multiple of just over 11x and a multiple of annualized after tax free cash flow (net of capital expenditures and utilizing the Issuer’s significant accumulated net operating losses to offset future income taxes) of under 10x.  Furthermore, the target value mentioned in the article of $185 million would represent even smaller multiples of earnings and after tax free cash flow if the Issuer were to remain independent and utilize a modest amount of leverage, the proceeds of which could be used to continue repurchasing shares.

Except as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)
Moab L.P. owns 1,575,811 Shares.  Because Moab LLC has sole voting and investment power over Moab L.P.’s security holdings, and Messrs. Rothenberg and Sackler, in their roles as the managers of Moab LLC, control its voting and investment decisions, each of Moab L.P., Moab LLC, and Messrs. Rothenberg and Sackler may be deemed to have beneficial ownership of the 1,575,811 Shares owned of record by Moab L.P., which represent approximately 6.0% of the outstanding Shares.

All ownership percentages are based on 26,122,789 Shares outstanding, which is calculated based on the amount of shares outstanding as of November 7, 2007 of 26,817,789, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, as filed with the Securities and Exchange Commission on November 9, 2007, adjusted to reflect the Issuer’s repurchase of 695,000 shares on November 29, 2007 as reported in the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on November 29, 2007.

Messrs. Rothenberg and Sackler disclaim beneficial ownership of such Shares.

	(b)	With respect to all of the Shares that are held by Moab L.P., Messrs. Rothenberg and Sackler have the sole power to vote and dispose or direct the disposition of the Shares.

	(c)	Transactions effected in Shares that have taken place in the past sixty days are attached as Exhibit A.

	(d)	Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Joint filing agreement pursuant to Rule 13d-1(k), attached as Exhibit B.

[SIGNATURE PAGE FOLLOWS]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2008

Moab Partners, L.P.
By: Moab Capital Partners, LLC,
its General Partner

By: /s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By: /s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

/s/ Michael M. Rothenberg
Michael M. Rothenberg

/s/ David A. Sackler
David A. Sackler

Exhibit A

Moab L.P. transactions in the Shares during the past 60 days.

Trade Date	Number of Shares Purchased (Sold)	Price Per Share (Excluding Commission)
2007-11-09	7,100	$3.89
2007-11-12	27,600	$3.94
2007-11-13	49,400	$3.90
2007-11-14	2,100	$3.99
2007-11-15	17,000	$3.99
2007-11-19	3,000	$3.96
2007-11-20	13,400	$3.96
2007-11-21	67,900	$3.95
2007-11-28	10,000	$4.00
2007-11-30	4,600	$4.05
2007-12-03	10,000	$4.10
2007-12-04	5,000	$4.10
2007-12-05	16,000	$4.10
2007-12-06	9,300	$4.06
2007-12-07	17,500	$4.00
2007-12-10	11,700	$4.04
2007-12-11	7,500	$4.13
2007-12-12	9,000	$4.09
2007-12-27	700	$4.53
2007-12-28	900	$4.70
2007-12-31	1,100	$4.92
2008-01-04	132,000	$5.54
2008-01-07	22,025	$5.49
2008-01-08	17,136	$5.48

Exhibit B

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.”  The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings.  The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date:  January 8, 2008

Moab Partners, L.P.
By: Moab Capital Partners, LLC,
its General Partner

By: /s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By: /s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

/s/ Michael M. Rothenberg
Michael M. Rothenberg

/s/ David A. Sackler
David A. Sackler